Filed by Whitney Holding Corporation,
                                                  Commission File No. 000-01026,
                            pursuant to Rule 425 under the Securites Act of 1933

                                                                Subject Company:
                                                       Madison BancShares, Inc.,
                                                   Commission File NO. 000-32867


On March 22, 2004, Whitney National Bank, a wholly-owned subsidiary of Whitney Holding Corporation, distributed the following letter to employees of Madison Bank, a wholly-owned subsidiary of Madison BancShares, Inc.:


                                 [WHITNEY LOGO]

                                                    Together, We're Going Places


Dear Madison Bank Employees,

         On behalf of everyone at Whitney National Bank, we are looking forward to welcoming you to the Whitney family. We truly believe our employees are what sets the Whitney apart from the competition and we're delighted to have you join our team.

         As you know, on March 19, 2004, Madison BancShares, Inc. agreed to be acquired by the Whitney, subject to shareholder and regulator approvals. What you are probably wondering now is "How is this going to affect me?" You may also have questions concerning your role, your benefits, new management and different products, as well as the conversion process itself. It is our intention that you not only be informed throughout the process, but that you also become confident that you play an important role in the success of the merger. Our commitment to you is that we will let you know as much as possible, as soon as possible.

         We plan focus groups in addition to our introductory Welcome Meetings, Welcome Kit and Human Resources meetings. These meetings will be designed to guide you through the merger process and help us learn more about Madison. During these meetings, we plan to "listen and learn" about key issues such as products, special services and unique market needs. This communication is vital to ensure a smooth transition of Madison's customers to Whitney's systems and products. Conversions always bring their own challenges, but together with the knowledge we'll gain and the confidence we hope these meetings will inspire, our goal is to make integration as seamless as possible.

         Customers may ask, "How does this merger affect my bank accounts?" For right now everything stays the same. Following the merger, sometime within the next 3 to 6 months, there will be a conversion to Whitney's products and services. We are committed to informing and supporting our customers during the conversion process. As the conversion date grows nearer, we promise to provide all the information that customers will need to know about the Whitney, our products and services and our dedication to excellent customer service.

         Our vision is to make Whitney a meaningful competitor in the Tampa Bay market. This merger is the first step in accomplishing this vision. Madison brings knowledgeable local bankers with the resources and expertise to offer Whitney's products and services to customers and prospects throughout the Tampa Bay market. Together, we can make this merger a success for our shareholders, customers and bankers.

Sincerely,

[GRAPHIC OMITTED]                               [GRAPHIC OMITTED]

William L. Marks                                John C. Hope, III
Chairman and CEO                                Executive Vice President
                                                Gulf Coast Region

Member FDIC.


                  (SEE THE REVERSE FOR IMPORTANT INFORMATION.)

This letter shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to the shareholders of Madison BancShares, Inc. for their consideration. Whitney Holding Corporation will file with the Securities and Exchange Commission (SEC) a registration statement, which will include a prospectus and other relevant documents concerning the proposed transaction. The prospectus will also serve as a proxy statement of Madison BancShares, Inc. The shareholders of Madison BancShares, Inc. are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available because they will contain important information.

Madison's shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Whitney Holding Corporation and Madison BancShares, Inc. at the SEC's website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained free of charge by directing a request to Whitney's Investor Relations Department, Whitney Holding Corporation, P.O. Box 61260, New Orleans, LA 70161-1260, telephone: (504) 586-3627.

Directors, executive officers and certain members of management and employees of Madison BancShares, Inc. and Madison Bank may be soliciting proxies from Madison BancShares' shareholders in favor of this transaction. A description of any interests, direct or indirect, that directors and executive officers of Madison BancShares have in the transaction will be included in the proxy statement/prospectus when it is filed.